EXHIBIT 4.3

Restricted Unit Grant
under the
Enterprise Products 1998 Long-Term Incentive Plan

Date of Grant:	____________________, 200__
Name of Grantee:	__________________________
Number of Units Granted:	_________
Restricted Unit Grant Number:	R98-_______

        Enterprise Products GP, LLC (the “Company”) is pleased to inform you that you have been granted the number of Restricted Units set forth above under the Enterprise Products 1998 Long-Term Incentive Plan (the “Plan”). A Restricted Unit is a Common Unit of Enterprise Products Partners L.P. (the “Partnership”) that is subject to the forfeiture and non-transferability provisions set forth below in this Agreement (the “Restrictions”). The terms of the grant are as follows:

        1.       The Restricted Units shall become fully vested, i.e., not restricted on the earlier of (i) the fourth anniversary of the Date of Grant set forth above (the “Vesting Date”) or (ii) a Qualifying Termination (as defined below). In the event your employment with the Company and its Affiliates is terminated prior to the Vesting Date for any reason other than as provided in Section 4 below, the Restricted Units shall automatically and immediately be forfeited and cancelled without payment on the date of such termination of employment.

        2.       A certificate evidencing the Restricted Units shall be issued in your name, pursuant to which you shall have voting rights and shall be entitled to receive all distributions made by the Partnership on such Restricted Units free and clear of any Restrictions. The certificate shall bear the following legend:

The Units evidenced by this certificate have been issued pursuant to an agreement made as of _______________, 200__, a copy of which is attached hereto and incorporated herein, between the Company and the registered holder of the Units, and are subject to forfeiture to the Company under certain circumstances described in such agreement. The sale, assignment, pledge or other transfer of the shares of Units evidenced by this certificate is prohibited under the terms and conditions of such agreement, and such Units may not be sold, assigned, pledged or otherwise transferred except as provided in such agreement.

        The Company may cause the certificate to be delivered upon issuance to the Secretary of the Company as a depository for safekeeping until the forfeiture occurs or the Restrictions lapse pursuant to the terms of this Agreement. Upon request of the Company, you shall deliver to the Company a unit power, endorsed in blank, relating to the Restricted Units then subject to the Restrictions. Upon the lapse of the Restrictions without forfeiture, the Company shall cause a certificate or certificates to be issued without legend in your name in exchange for the certificate evidencing the Restricted Units.

        3.       None of the Restricted Units are transferable (by operation of law or otherwise) by you, other than by will or the laws of descent and distribution. If, in the event of your divorce, legal separation or other dissolution of your marriage, your former spouse is awarded ownership of, or an interest in, all or part of the Restricted Units granted hereby to you (the “Awarded Units”), the Awarded Units shall automatically and immediately be forfeited and cancelled without payment on such date.

        4.       If your employment with the Company and its Affiliates is terminated (a “Qualifying Termination”) due to your (i) death, (ii) being disabled and entitled to receive long-term disability benefits under the

Company’s long-term disability plan or (iii) retirement with the approval of the Committee on or after reaching age 60, the Restricted Units shall automatically vest in full upon such termination.

        5.       In the event your employment with the Company and its Affiliates terminates for any reason other than as provided in Section 4 above, your Restricted Units automatically shall be forfeited without payment on such termination.

        6.       Nothing in this Agreement or in the Plan shall confer any right on you to continue employment with the Company or its Affiliates or restrict the Company or its Affiliates from terminating your employment at any time. Employment with an Affiliate shall be deemed to be employment with the Company for purposes of the Plan. Unless you have a separate written employment agreement with the Company or an Affiliate, you are, and shall continue to be, an “at will” employee.

        7.       To the extent that the grant or vesting of a Restricted Unit results in the receipt of compensation by you with respect to which the Company or an Affiliate has a tax withholding obligation pursuant to applicable law, unless you make other arrangements that are acceptable to the Company or such Affiliate, you must deliver to the Company or the Affiliate such amount of money as the Company or the Affiliate may require to meet its tax withholding obligations under such applicable law. No issuance of an unrestricted Common Unit shall be made pursuant to this Agreement until you have paid or made arrangements approved by the Company or the Affiliate to satisfy in full the applicable tax withholding requirements of the Company or Affiliate.

        8.       Notwithstanding any other provision of this Agreement, the Company shall not be obligated to deliver to you any unrestricted Common Units if counsel to the Company determines such delivery would violate any law or regulation of any governmental authority or agreement between the Company or the Partnership and any national securities exchange upon which the Common Units are listed or any policy of the Company or any Affiliate of the Company.

        9.       These Restricted Units are subject to the terms of the Plan, which is hereby incorporated by reference as if set forth in its entirety herein, including, without limitation, the ability of the Company, in its discretion, to amend your Restricted Unit award without your approval. In the event of a conflict between the terms of this Agreement and the Plan, the Plan shall be the controlling document. Capitalized terms that are used, but are not defined, in this Option grant award have the respective meanings provided for in the Plan. The Plan, as in effect on the Date of Grant, is attached hereto as Exhibit A.

ENTERPRISE PRODUCTS GP, LLC

By:_________________________________
[__________________________]